UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-42362

STAR FASHION CULTURE HOLDINGS LIMITED

(Registrant’s Name)

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 2, 2025, Star Fashion Culture Holdings Limited (the “Company”) entered into a placement agency agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with Cathay WestPark Capital, Inc. as placement agent named thereof, in connection with its public offering (“Offering”) of 20,000,000 Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) at a price of $0.40 per share. The Company’s Registration Statement on Form F-1 (File No. 333-287377) for the Offering, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 19, 2025 (as amended, the “Registration Statement”) was declared effective by the Commission on July 1, 2025.

Other Events.

On July 3, 2025, the Company issued a press release announcing the pricing of the Offering, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1*	Form of Placement Agency Agreement

99.1	Press Release, July 3, 2025

*	Filed Previously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Fashion Culture Holdings Limited

Date: July 8, 2025	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director

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